UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of  April 2011
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
March 2011 Down 2.3% Year over Year

Mexico City, April 6, 2011 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for March 2011 decreased by 2.3% when compared to March 2010.

This announcement reflects comparisons between March 1 through March 31, 2010 and the same period in 2011. Transit and general aviation passengers are excluded. During 2010 Monday through Wednesday of Holy Week fell in March while in 2011 they will fall in April.

Domestic
Airport	March* 2010	March 2011	% Change
Cancún	262,278	244,211	(6.9)
Cozumel	3,956	3,876	(2.0)
Huatulco	26,887	26,039	(3.2)
Mérida	92,388	87,293	(5.5)
Minatitlán	11,366	9,082	(20.1)
Oaxaca	38,657	23,808	(38.4)
Tapachula	16,254	13,257	(18.4)
Veracruz	69,287	66,989	(3.3)
Villahermosa	59,797	64,931	8.6
Total Domestic	580,870	539,486	(7.1)

International
Airport	March* 2010	March 2011	% Change
Cancún	1,055,812	1,054,127	(0.2)
Cozumel	55,437	57,104	3.0
Huatulco	12,010	12,782	6.4
Mérida	10,324	9,613	(6.9)
Minatitlán	515	336	(34.8)
Oaxaca	4,654	4,256	(8.6)
Tapachula	352	806	129.0
Veracruz	6,138	7,811	27.3
Villahermosa	4,515	3,889	(13.9)
Total International	1,149,757	1,150,724	0.1

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Total
Airport	March* 2010	March 2011	% Change
Cancún	1,318,090	1,298,338	(1.5)
Cozumel	59,393	60,980	2.7
Huatulco	38,897	38,821	(0.2)
Mérida	102,712	96,906	(5.7)
Minatitlán	11,881	9,418	(20.7)
Oaxaca	43,311	28,064	(35.2)
Tapachula	16,606	14,063	(15.3)
Veracruz	75,425	74,800	(0.8)
Villahermosa	64,312	68,820	7.0
ASUR Total	1,730,627	1,690,210	(2.3)

*Note: During 2010 Monday through Wednesday of Holy Week fell in March while in 2011 they will fall in April.

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

ASUR Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: April 6, 2011